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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          ---------------------------



                                   FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                    ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN


                                       of


                               ARRIS GROUP, INC.


                             A Delaware Corporation
                   IRS Employer Identification No. 58-2588724
                           SEC File Number 001-16631


                            11450 TECHNOLOGY CIRCLE
                                DULUTH, GA 30097


-------------------------------------------------------------------------------

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN
       AS OF DECEMBER 31, 2001 AND 2000 AND YEAR ENDED DECEMBER 31, 2001

                               TABLE OF CONTENTS


                                                                                         Page
                                                                                         ----

Report of Independent Auditors                                                             1

Financial Statements:

         Statements of Net Assets Available for Benefits                                   2

         Statements of Changes in Net Assets Available for Benefits                        3

         Notes to the Financial Statements                                                 4

Supplemental Schedules:

         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)                  8

Signatures                                                                                 9

Exhibit 23 - Consent of Independent Auditors                                              10

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of ARRIS Group, Inc.
   and the Trustees of the ARRIS Group, Inc.
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 21, 2002

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                     DECEMBER 31,
                                              2001                  2000
                                           -----------          -----------
ASSETS
Investments, at fair value                 $26,012,954          $26,742,735
Contributions receivable:
  Participants                                 162,208              193,578
  Employer                                     113,025              108,306
                                           --------------------------------
                                               275,233              301,884
                                           --------------------------------
Total assets                                26,288,187           27,044,619

LIABILITIES
Excess contributions refundable                     --              318,554
                                           --------------------------------
Net assets available for benefits          $26,288,187          $26,726,065
                                           =================================


                            See accompanying notes.

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
   Contributions:
     Participants                                            $  4,221,998
     Employer                                                   2,478,810
                                                             ------------
                                                                6,700,808

   Dividends and interest                                         465,987
                                                             ------------
Total additions                                                 7,166,795

Deductions from net assets attributed to:
   Net realized and unrealized depreciation in fair
     value of investments                                      (4,089,539)
   Benefits paid to participants                               (3,504,565)
   Administrative expenses                                        (10,569)
                                                             ------------
Total deductions                                               (7,604,673)

Net decrease                                                     (437,878)

Net assets available for benefits:
   Beginning of year                                           26,726,065
                                                             ------------
   End of year                                               $ 26,288,187
                                                             ============


                            See accompanying notes.

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

NOTE 1. DESCRIPTION OF THE PLAN

The following description of ARRIS Group, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Effective January 1, 2000, the Plan was amended to allow Plan participants to purchase and sell the common stock of ANTEC Corporation. ARRIS Group, Inc. (the "Company" or "ARRIS") is the successor to ANTEC Corporation. During 2001, ANTEC Corporation formed a new holding company, ARRIS Group, Inc., and acquired Nortel Networks' interest in Arris Interactive L.L.C., which had previously been a joint venture between ANTEC Corporation and Nortel Networks.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On December 31, 1999, each current nonunion participant of the ANTEC Corporation Pension Plan (the "Pension Plan") was required to make an irrevocable election to either continue to accrue benefits under the Pension Plan and maintain their then current level of matching contributions under the Plan or to cease benefit accruals under the Pension Plan effective January 1, 2000, and become eligible to receive an increased level of matching contributions under the Plan effective January 1, 2000. Each union participant of the Pension Plan will continue to accrue benefits under the Pension Plan and maintain eligibility to receive the then current level of matching contributions under the Plan until the applicable bargaining agreement otherwise requires.

CONTRIBUTIONS

Participants may contribute from 1% to 15% of pretax compensation, as defined by the Plan, subject to Internal Revenue Service ("IRS") limitations. The Company contributes an amount equal to a percent of compensation depending on the participating subsidiary, with a maximum range of 1.5% to 6% of compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, allocable share of investment earnings, and allocable share of administrative expenses not otherwise paid by the Company. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. Forfeited balances of nonvested terminated participants' accounts are used to reduce Company contributions.

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.

During 2001, approximately $75,817 of nonvested employer contributions were forfeited by terminated Plan participants. These forfeitures were used to reduce employer contributions to the Plan.

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

Substantially all expenses of administering the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in mutual funds and ARRIS common stock are stated at fair value, which is based on quoted market prices on national exchanges. Participant loans are stated at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                       DECEMBER 31
                                                                 2001                 2000
                                                               ----------          ----------

MFS Retirement Service - MFS Emerging Growth Fund              $3,103,159          $3,897,631

MFS Retirement Service - MFS Bond Fund                          1,561,268             993,741

MFS Retirement Service - MFS Research Fund                      2,437,506           3,152,260

MFS Retirement Service - MFS Global Equity Fund                 1,447,383           1,451,203

MFS Retirement Service - MFS Capital Opportunity Fund           2,763,351           3,785,469

MFS Retirement Service - Mass Invest Growth Stock
   Fund                                                         3,499,626           4,892,151

MFS Retirement Service - MFS Total Return Fund                  2,749,837           2,235,662

MFS Retirement Service - MFS Fixed Fund                         3,181,874           2,502,074

Vanguard 500 Index Fund                                         1,375,376             913,214

ARRIS Group common stock                                        1,410,596             824,723

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:


                                            YEAR ENDED
                                           DECEMBER 31,
                                               2001
                                           -----------

         Mutual funds                     $(4,519,713)
         Common stock                         430,174
                                           ----------
                                          $(4,089,539)
                                           ==========


NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 22, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan's trustee, and by MFS Retirement Services, Inc., who is the Plan's recordkeeper, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 202,201 and 143,074 shares of ARRIS Group, Inc. common stock valued at $1,410,596 and $824,723 at December 31, 2001 and 2000, respectively.

                               ARRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN
                        EIN: 58-2588724 PLAN NUMBER: 002
                             SCHEDULE H, LINE 4(I)

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2001

                                                                (C)                            (E)
                        (B)                                DESCRIPTION OF                    CURRENT
 (A)             IDENTITY OF ISSUE                           INVESTMENT                       VALUE
------------------------------------------------------------------------------------------------------------

        Putnam Investments, Inc.                New Opportunity Fund; 25,635 shares
                                                                                           $   1,050,434
  *     MFS Retirement Services, Inc.           MFS Emerging Growth Fund; 93,412
                                                  shares                                       3,103,159
        Vanguard Investments                    Vanguard 500 Index Fund; 10,639
                                                  shares                                       1,375,376
  *     MFS Retirement Services, Inc.           MFS Research Fund; 129,655 shares
                                                                                               2,437,506
  *     MFS Retirement Services, Inc.           MFS Global Equity Fund; 76,866
                                                  shares                                       1,447,383
  *     MFS Retirement Services, Inc.           MFS Capital Opportunity Fund;
                                                  205,773 shares                               2,763,351
  *     MFS Retirement Services, Inc.           Mass Invest Growth Stock Fund;
                                                  271,514 shares                               3,499,626

        Fidelity Advisors Group                 Gabelli Fund; 61,792 shares                      661,795
  *     MFS Retirement Services, Inc.           MFS Total Return Fund; 189,905
                                                  shares                                       2,749,837
  *     MFS Retirement Services, Inc.           MFS Bond Fund; 126,010 shares                  1,561,268

  *     MFS Retirement Services, Inc.           MFS Fixed Fund; 3,182,469 shares               3,181,874

  *     ARRIS Group, Inc.                       Common stock 202,201 shares                    1,410,596
        Participants                            Loans receivable; interest rates
                                                  range 8% - 10%; maturities within
                                                  5 years                                        770,749
                                                                                          --------------
                                                                                          $   26,012,954
                                                                                          ==============

* Represents a party in interest to the Plan.

Note: Cost information (column D) has not been included as all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,



                                       ARRIS GROUP, INC.
                                       EMPLOYEE SAVINGS PLAN

                                       By: Administrative Committee
                                           (Plan Administrator)



                                       /s/ LAWRENCE A. MARGOLIS
                                       ----------------------------------------
                                       Lawrence A. Margolis
                                         Executive Vice President,
                                         Chief Financial Officer

Dated: July 1, 2002